November 27, 2024

Carlson Thow
Chief Executive Officer
Treasure Global Inc.
276 5th Avenue, Suite 704 #739
New York, NY 10001

       Re: Treasure Global Inc.
           Registration Statement on Form S-1
           Filed November 18, 2024
           File No. 333-283309
Dear Carlson Thow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services